Exhibit D-2

RECENT DEVELOPMENTS AND SUMMARY

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2021 on Form 18-K filed with the SEC on September 23, 2022, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2021, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2021.

GENERAL

In 2021, the Republic’s GDP increased by 11.4% compared to the previous year. The Republic’s GDP increased by 7.5% in the first quarter of 2022 compared with the first quarter of 2021. The Republic’s GDP increased by 7.6% in the second quarter of 2022 compared with the second quarter of 2021. The Republic’s GDP increased by 3.9% in the third quarter of 2022 compared with the third quarter of 2021. See “Recent Developments and Summary — Economic Developments” for more information.

On August 18, 2022, Japan Credit Rating maintained Türkiye’s unsolicited long-term issuer and senior unsecured debt ratings as “BB”, but revised the outlook to “negative” from “stable”. On September 30, 2022, Standard & Poor’s lowered its unsolicited long-term foreign and local currency sovereign credit ratings on Türkiye to ‘B’ from ‘B+’. At the same time Standard & Poor’s affirmed the unsolicited foreign and local currency short-term ratings at ‘B’. The outlook was revised to stable from negative. On July 8, 2022, Fitch lowered Türkiye’s credit rating to “B” from “B+” and maintained its outlook as “negative”. On August 12, 2022, Moody’s downgraded Türkiye’s long-term foreign- and domestic-currency issuer and the foreign-currency senior unsecured ratings to B3 from B2 and changed the outlook to “stable” from “negative”. On November 19, 2022, Fitch affirmed Türkiye’s credit rating at B and its outlook as negative.

The Turkish parliament ratified the Paris Agreement on October 6, 2021 and the Agreement entered into force on November 10, 2021. Türkiye, which had previously committed to reducing its emissions by 21% by 2030 (relative to the expected business as usual scenario in 2030), adopted the target of achieving net zero emissions by 2053.

On November 13, 2022, an explosion in a crowded district of Istanbul resulted in the deaths of six people and in the wounding of 81 other persons. The Republic has labeled the incident a terrorist attack and states that Kurdish separatist groups are responsible. In response, on November 20, 2022, Turkish armed forces launched Operation Claw-Sword, which involved airstrikes in northern Iraq and Syria.

COVID-19

As of May 31, 2022, a total of 163,204,823 tests have been carried out across the country. As of October 31, 2022, COVID-19 PCR tests are carried out in 528 authorized diagnostic laboratories across the country and at certain airports, including Istanbul Airport and Istanbul – Sabiha Gökçen International Airport among others, and certain border gates in the country. From the outbreak of the pandemic through November 13, 2022, there have been slightly over 17 million infections and 101,400 COVID-19-related deaths in Türkiye.

Türkiye’s vaccination program comprises internationally and domestically produced vaccines, including the Sinovac vaccine produced in China; the Pfizer/BioNTech vaccine; the Sputnik V vaccine produced in Russia and, under license, in Türkiye; and the Turkovac vaccine, produced in Türkiye. As of November 26, 2022, 57,941,734 people across the country have received the first dose, 53,177,794 of whom received the second dose, and 28,222,380 of whom received the third dose. As of November 24, 2022, 85.67% of the adult population (over 18) had received at least two doses of the vaccine.

POLITICAL CONDITIONS

In June 2021, the chief public prosecutor of the Supreme Court of Appeal filed again an indictment seeking dissolution of the opposition party, Peoples’ Democratic Party (HDP), which has since been the subject of various proceedings. After the Constitutional Court handed the chief public prosecutor’s opinion to HDP on January 20, 2022, HDP demanded an additional four months to prepare its defence. On February 16, 2022, the Constitutional Court decided to grant HDP an additional 60 days for its defence. On April 19, 2022, HDP provided its defence to the Constitutional Court over the ongoing case. On September 12, 2022, the Constitutional Court accepted new evidence presented to the Court by the General Prosecution Office of the Supreme Court of Appeal. On September 20, 2022, the Constitutional Court decided to grant HDP an additional 30 days for its defense in response to HDP’s demand for additional time to prepare its defence.

On January 29, 2022, Bekir Bozdağ was re-appointed as the Minister of Justice, replacing Abdulhamit Gül.

On February 28, 2022, leaders of six opposition parties consisting of the Republican People’s Party, the Democracy and Progress Party, the Democratic Party, the Future Party, the İYİ Party and the Felicity Party signed a joint declaration outlining a plan to restore the parliamentary system if they win the next elections.

On March 4, 2022, Vahit Kirişçi was appointed as the Minister of Agriculture and Forestry, replacing Bekir Pakdemirli.

On March 31, 2022, the Turkish Parliament passed an amendment to the laws on election and political parties that lowers the minimum required votes for a party to enter parliament to 7% from 10%; distributes seats to each party according to their votes in a particular electoral district and brings stricter requirements for parties to take part in elections. Pursuant to Article 67 of the Constitution, the amendment will not be implemented in elections until one year has passed from the date that the amendment enters into force.

On October 11, 2022, Mehmet Ali Çelebi, independent Deputy of İzmir joined the parliamentary group of the ruling Justice and Development Party.

On October 20, 2022, Ahmet Eşref Fakıbaba, Deputy of Şanlıurfa from the ruling Justice and Development Party, resigned from both party membership and his parliamentary position. On October 26, 2022, it was announced that he has joined İYİ Party as a party member.

The following table sets forth the composition of the Grand National Assembly of Türkiye by total number of seats as of November 26, 2022:

Number of Seats
Justice and Development Party (AKP)	286
Republican People’s Party (CHP)	134
Peoples’ Democratic Party (HDP)	57
Nationalist Action Party (MHP)	48
İYİ Party	37
Homeland Party	2
Turkish Workers Party	4
Grand Unity Party	1
Democracy and Progress Party	1
Democratic Party	2
Victory Party	1
Democratic Regions Party	1
Felicity Party	1

Number of Seats
Novelty Party	1
Independent	4

Total	580

Source: The Grand National Assembly of Türkiye

FOREIGN POLICY AND INTERNATIONAL RELATIONS

The European Union

European Commission’s 2021 Report

In June 2022, the European Parliament adopted a resolution in relation to the 2021 EC Report on Türkiye’s application join the European Union, noting that the recent improvement in overall EU-Türkiye relations coexists alongside regular conflicts. The 2021 EC Report indicated Türkiye’s backsliding on a number of issues, but nevertheless reaffirmed the vital importance of close EU-Türkiye cooperation in foreign and security policy. The Report praised Türkiye for its firm alignment with NATO and the EU welcoming Türkiye’s willingness to act as a mediator in the Russian war against Ukraine. The Report also commended Türkiye’s efforts in continuing to host the largest refugee population in the world.

United States

On January 4, 2022, the United States Court of Appeals for the Second Circuit put the federal government’s prosecution of Türkiye Halk Bankası A.Ş. (“Halkbank”) on hold while the bank appeals to the U.S. Supreme Court. The prosecution relates to a six-count indictment for fraud, money laundering, and sanctions offenses in connection with the bank’s alleged participation in a scheme to evade unilateral U.S. sanctions on Iran. On October 3, 2022, the U.S. Supreme Court agreed to hear Turkish state-owned lender Halkbank’s bid to avoid criminal charges of money laundering, bank fraud and conspiracy for allegedly helping Iran evade economic sanctions.

On June 29, 2022, Turkish President Recep Tayyip Erdoğan and U.S. President Joe Biden met on the sidelines of the NATO summit in Madrid. The two leaders discussed Sweden and Finland’s NATO membership bids, the Ukraine war, as well as the situation in the Aegean and Syria.

On July 14, 2022, the U.S. House of Representatives approved an amendment to the annual defense spending bill that restricts the sale of F-16 fighter jets and modernization kits to Türkiye. Discussions between the United States and the Republic are ongoing regarding this matter.

On October 31, 2021, Turkish President Recep Tayyip Erdoğan and his U.S. counterpart Joe Biden met in Rome and agreed to establish a strategic mechanism that promotes high-level dialogue and addresses issues on which Türkiye and the U.S. do not fully agree, along with issues they are working on. On April 4, 2022, during the visit of U.S. Under Secretary of State for Political Affairs Victoria Nuland to Ankara, the Türkiye-U.S. Strategic Mechanism was launched. On September 15, 2022, Türkiye and the U.S. held the third meeting of the Türkiye-U.S. Strategic Mechanism Dialogue in Washington and released a Joint Statement. According to the statement, building on their steadfast partnership and previous discussions under the framework of the U.S.-Türkiye Strategic Mechanism, the two countries reaffirmed their strong cooperation as partners and NATO allies and engaged in substantive dialogue on strategic global and regional issues and areas of bilateral cooperation.

On September 16, 2022, the U.S. lifted defense trade restrictions on the Greek Cypriot Administration for the 2023 fiscal year. On September 17, 2022, the Ministry of Foreign Affairs of Republic of Türkiye issued a press release in which it stated that Türkiye strongly condemned this expansion of the scope of the decision taken by the U.S. in September 2020 to lift the arms embargo towards the Greek Cypriot Administration and called on the U.S. to reconsider this decision and to pursue a balanced policy towards the two sides on the island.

NATO

As regards Finland and Sweden’s NATO membership applications, President Erdoğan drew attention to the ongoing activities of the members of the PKK/YPG and DHKP-C terrorist organizations in these countries, and in his speech delivered at the Turkish Grand National Assembly on May 23, 2022, he said that “we are one of the top countries that actively support the Alliance’s activities. Yet, this doesn’t mean that we will say ‘yes’ to every proposal brought before us. NATO’s enlargement is meaningful to us only to the extent that our sensitivities are respected. Asking us for support for NATO membership while providing every kind of support to the PKK/YPG terrorist organization amounts to incoherence to say the least.”

On June 28, 2022, Türkiye, Sweden and Finland signed a trilateral memorandum at the NATO Madrid Summit to address Türkiye’s security concerns, paving the way for Finland and Sweden’s NATO membership bids. Türkiye lifted its veto on Finland and Sweden’s NATO membership applications following the memorandum. The first meeting of the Permanent Joint Mechanism established within the framework of the trilateral memorandum was held in Finland on August 26, 2022. During the meeting, the working principles of the Permanent Joint Mechanism were outlined, the developments about the fulfilment of the commitments recorded in the trilateral memorandum were reviewed, and the concrete steps that should be taken in the period ahead were discussed.

Russia

On February 21, 2022, Russian President Vladimir Putin officially recognized Ukraine’s breakaway Donetsk and Luhansk regions as independent states and signed related agreements with separatist leaders in the Kremlin. On February 22, 2022, the Ministry of Foreign Affairs of Republic of Türkiye issued a press release in which it stated that the Russian Federation’s decision was unacceptable and Türkiye rejected it. In this press release, Türkiye also indicated that in addition to contradicting the Minsk Agreements, this decision constituted a clear violation of Ukraine’s political unity, sovereignty and territorial integrity.

On February 24, 2022, Russian President Vladimir Putin announced a special military operation in eastern Ukraine’s Donbas region. Following this announcement, the Ministry of Foreign Affairs of Republic of Türkiye issued a press release and said that this operation was unacceptable and Türkiye opposed it. Türkiye also called on the Russian Federation to immediately stop this unjust and unlawful act, and its support for the political unity, sovereignty and territorial integrity of Ukraine will continue.

Due to the war in Ukraine, Türkiye’s flag carrier Turkish Airlines cancelled all Ukraine and Moldova flights as of February 24, 2022. On March 7, 2022, suspension of Ukraine and Moldova flights was extended until March 22, 2022. On March 15, 2022, suspension of Ukraine and Moldova flights was extended until April 10, 2022. On the same day, Turkish Airlines announced that all Belarus flights had been cancelled until March 31, 2022, and all Rostov and Sochi flights had been cancelled until April 10, 2022. On September 26, 2022, Turkish Airlines announced that the cancellation of Ukraine flights has been extended until December 31, 2022.

Following the start of Moscow’s military intervention, Ukraine asked Türkiye to close the Çanakkale (Dardanelles) and Istanbul (Bosphorus) Straits to Russian ships. On February 27, 2022, Türkiye’s Foreign Minister Mevlüt Çavuşoğlu said Türkiye would implement all provisions of the Montreux Convention in a transparent manner as the situation in Ukraine constitutes a “war”, as defined thereunder.

On February 28, 2022, Turkish President Recep Tayyip Erdoğan said that Türkiye would use its authority over the Turkish Straits under the 1936 Montreux Convention to prevent the Russia-Ukraine crisis from further escalating. He also added that Türkiye had strictly fulfilled its responsibilities within the framework of the institutions and alliances with which it is involved, especially the UN, NATO, and the EU.

On March 7, 2022, Türkiye’s Foreign Minister Mevlüt Çavuşoğlu announced that a tripartite meeting with Ukraine and Russia to be held at the Antalya Diplomacy Forum on March 10, 2022. He underlined that Türkiye had been engaged in intense diplomatic efforts to bring the Ukrainian and Russian parties together since the beginning of the war, and that since the war began he had spoken with Ukraine’s Foreign Minister Dmytro Kuleba six times and with the Russian Federation’s Foreign Minister Sergey Lavrov four times, and that Turkish President Recep Tayyip Erdoğan had held a total of 19 phone calls with his counterparts.

On March 10, 2022, Türkiye’s Foreign Minister Mevlüt Çavuşoğlu met with his Russian and Ukrainian counterparts in Antalya to mediate between the warring countries. After the meeting, Ukraine’s Foreign Minister said that talks between the top diplomats of Russia and Ukraine produced no breakthrough on ending the war in Ukraine following Russia’s invasion. Both parties, however, agreed to continue efforts to seek a solution to the humanitarian situation on the ground.

As of March 15, 2022, Türkiye had evacuated over 15,000 citizens from Ukraine since Russia began the war on Ukraine.

On July 22, 2022, Türkiye, the UN, Russia, and Ukraine signed a deal in Istanbul to resume Ukraine’s Black Sea grain exports. The deal came after a general agreement was reached between the parties on an UN-led plan during talks in Istanbul on July 13, 2022 to form a coordination centre to carry out joint inspections at the entrance and exit of the harbours, and to ensure the safety of the routes. On October 29, 2022, Russia announced that it withdrew from the grain corridor agreement following a drone attack on Russian warships in the port of Sevastopol. On November 2, 2022, Russia re-joined the agreement, reserving its right to withdraw. However, Russian President Vladimir Putin said that Russia would not impede shipments of grain from Ukraine to Türkiye; in the event that it withdraws from the agreement again.

On August 5, 2022, Turkish President Recep Tayyip Erdoğan and Russian President Vladimir Putin held a 4-hour meeting in Sochi to discuss bilateral ties, regional and international issues. In a joint statement after the wide-ranging meeting, the two leaders confirmed that the constructive relations between Ankara and Moscow played a role in reaching last month’s historic deal on the safe transportation of grain and food products from Ukrainian ports.

On September 30, 2022, Russia announced the annexation of the Ukrainian regions of Donetsk, Luhansk, Zaporizhzhia and Kherson, following purported referenda in those regions. On the same date, the Ministry of Foreign Affairs of Republic of Türkiye issued a press release in which it rejected the legitimacy of the annexations, called them a “grave violation of international law” and called for continued negotiations to end the conflict.

On November 17, 2022, Turkish President Recep Tayyip Erdoğan stated that the Black Sea Grain Initiative had been extended for 120 days beginning November 19, 2022, in accordance with the resolution taken as a result of the quadrilateral talks hosted by Türkiye. Many countries and international bodies, including the United Nations and the European Union, praised Ankara for its commitment to extending the Black Sea Grain Initiative in line with the decision taken between Türkiye, the United Nations, the Russian Federation and Ukraine.

Iraq & Syria

Turkish armed forces continue to carry out their military activities against terrorist organizations as needed in order to ensure the security of the Turkish people and the country’s borders. The most recent operation by the Turkish armed forces, Operation Claw-Sword, was launched, in part as a response to the recent terrorist attack in Istanbul, on November 20, 2022 in order to prevent terrorist attacks from northern Iraq and Syria and to ensure border security.

Israel

On March 9-10, 2022, Israeli President Isaac Herzog visited Türkiye upon the invitation of Turkish President Recep Tayyip Erdoğan. President Erdoğan said that the historic visit of Israeli President Isaac Herzog would be a “new turning point” in relations and strengthening the ties with Israel was of great importance for regional stability and peace as well as for the two countries.

On May 25, 2022, Turkish Foreign Minister Mevlüt Çavuşoğlu visited Israel, the first visit by a Turkish foreign minister to Israel in nearly 15 years. Mevlüt Çavuşoğlu told that two countries agreed to reenergize the bilateral relations in many areas, resume meetings of different mechanisms as well as to resume talks on civil aviation in a joint news conference with his Israeli counterpart Yair Lapid.

On June 23, 2022, Israeli Foreign Minister Yair Lapid visited Türkiye. Turkish Foreign Minister Mevlüt Çavuşoğlu announced at the joint news conference that Türkiye and Israel have begun efforts to raise the diplomatic representation at relevant countries to the level of ambassadors.

On August 17, 2022, Turkish Foreign Minister Mevlüt Çavuşoğlu announced that Türkiye have decided to appoint an ambassador to Israel, to Tel Aviv. On October 6, 2022, amid the normalization of ties between Türkiye and Israel, Şakir Özkan Torunlar was appointed as the new Turkish ambassador to Tel Aviv.

Eastern Mediterranean

Exploratory talks to address issues related to the Aegean and Eastern Mediterranean between Türkiye and Greece continue, most recently in Athens on February 22, 2022. The consultative talks were focused on resolving bilateral disputes in the Aegean and Mediterranean seas, including achieving fair and equitable settlements to issues in the Aegean that began in 2002.

On June 1, 2022, Turkish Treasury and Finance Minister Nureddin Nebati visited Cairo to attend a meeting of the Islamic Development Bank. The trip marked Türkiye’s first ministerial-level visit to Egypt in nine years.

On September 26, 2022, Türkiye lodged a protest with the U.S. and Greece after the deployment of armored vehicles by Greece on the islands of Midilli (Lesvos) and Sisam (Samos) with non-military status. In the note to Greece, the Ministry of Foreign Affairs of Republic of Türkiye stated that the deployment was another violation of Greece’s obligations under the 1923 Treaty of Lausanne and the 1947 Treaty of Paris. On the other hand, in a protest note to the U.S., Türkiye urged respect for the status of Eastern Aegean islands and measures to be taken to prevent the use of its weapons there.

Kazakhstan

President of Kazakhstan Kassym-Jomart Tokayev paid an official visit to Türkiye on May 10, 2022 to meet with his counterpart Turkish President Recep Tayyip Erdoğan. During the visit, a total of 15 agreements were signed between the two countries in the fields of transportation, defense industry, military intelligence, information technologies, culture, agriculture, transportation, trade, customs, environment, education, youth, communication and archives.

Algeria

President of Algeria Abdelmadjid Tebboune paid an official visit to Türkiye on May 16, 2022 to meet with his counterpart Turkish President Recep Tayyip Erdoğan. During the visit, a total of 15 agreements were signed between the two countries in the fields of social services, environment, mining, combating transnational organised crime, education and training, science, technology and innovation, fisheries and aquaculture, public works, media and communication.

Saudi Arabia

Turkish President Recep Tayyip Erdoğan paid an official visit to the Saudi Arabia on April 28, 2022, upon the invitation of King Salman bin Abdulaziz Al Saud of Saudi Arabia.

On June 22, 2022, Turkish President Recep Tayyip Erdoğan welcomed Saudi Crown Prince Mohammed bin Salman with an official ceremony in Ankara. The leaders emphasized the countries’ determination to start a new era of comprehensive cooperation in many areas in their joint declaration.

Qatar

Qatar Emir Sheikh Tamim paid an official visit to Türkiye on October 14, 2022 to meet Turkish President Recep Tayyip Erdoğan. The two leaders co-chaired the Türkiye-Qatar Supreme Strategic Committee’s 8th Meeting, which was followed by the signing of a Joint Declaration and 11 agreements between the two countries. Cuba

Cuban President Miguel Mario Diaz-Canel Bermudez paid an official visit to Türkiye on November 23, 2022, to meet Turkish President Recep Tayyip Erdoğan. While a total of six agreements were signed between the two countries during the visit, President Erdoğan stated that the leaders had confirmed their determination to increase the Turkey-Cuba trade volume to U.S.$200 million.

Indonesia

On November 14, 2022, Turkish President Recep Tayyip Erdoğan, who was in Bali for the 17th G20 Heads of State and Government Summit, met with President Joko Widodo of Indonesia. Prior to the G20 Summit, Türkiye and Indonesia signed five agreements in the fields of defense industry, technology, forestry, environment, and development.

Migration Issues

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. As of November 17, 2022, Türkiye had granted temporary protection to 3,585,447 Syrians. 47,686 of those are residing in temporary accommodation centers. As of December 2021, there were 1.26 million school-age (between 5 and 17 years old) Syrian children in Türkiye and 731,713 of them can attend school. The number of polyclinic services provided to Syrians since 2011 has reached over 66 million, while those receiving in-patient treatment exceeded 2.3 million. Almost 2 million surgeries were conducted on Syrians and over 526,000 Syrian babies were born in Türkiye.

ECONOMIC DEVELOPMENTS

Nominal GDP was approximately TL 7.249 billion in 2021. In the first quarter of 2022, nominal GDP was approximately TL 2.508 billion. In the second quarter of 2022, nominal GDP was approximately TL 3.419 billion.

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices, expressed in percentages, and calculated in constant TL with a purchasing power set as of August 31, 2022 for the periods indicated:

GDP by Type of Economic Activity* (in %)		2021 Q4	2022 Q1	2022 Q2
1.	A- Agriculture, forestry and fishing	4.8	2.3	4.4
2.	BCDE- Industry	27.6	29.1	28.7
3.	F- Construction	4.6	4.4	5.4
4.	GHI- Services	25.5	25.3	26.9
5.	J- Information and communication	3.1	2.3	2.2
6.	K- Financial and insurance activities	2.7	3.6	3.8
7.	L- Real estate activities	4.2	4.2	3.4
8.	MN- Professional, administrative and support service activities	4.9	4.2	4.4

GDP by Type of Economic Activity* (in %)		2021 Q4	2022 Q1	2022 Q2
9.	OPQ- Public administration, education, human health and social work activities	9.2	11.0	8.5
10.	RST- Other service activities	2.6	2.4	1.6
11.	Sectoral total	89.1	88.8	89.3
12.	Taxes-Subsidies	10.9	11.2	10.7
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4

	(in %)
2021	7.5	22.2	7.9	9.6
2022	7.5	7.6	3.9

Source: TURKSTAT

In October 2022, CPI increased to 3.54% and domestic PPI increased to 7.83% compared to the previous month. In October 2022, the Republic’s annual CPI and domestic PPI increased by 85.51% and 157.69%, respectively, as compared to the same month of the previous year.

On October 26, 2022, the Government offered an interest rate of 15.39% for its 539-day TL denominated fixed coupon Government Bond, compared to 18.93% for its 700-day TL denominated fixed coupon Government Bond on October 20, 2021.

On September 21, 2022, the Government offered an interest rate of 10.56% for its 1820-day TL denominated fixed coupon bond issuance compared to 19.44% for its 1757-day TL denominated fixed coupon Government Bond on November 10, 2021.

The industrial production index increased by 0.4% in September 2022 compared to the same month of the previous year.

In 2021, the unemployment rate decreased by 1.1% to 12.0%, as compared to the previous year.

In September 2022, the seasonally adjusted unemployment rate increased by 0.3 percentage point to 10.1% as compared to the previous month The seasonally adjusted employment rate realized as 47.6% with a 0.1% decrease as the number of employed people fell by 54,000 to 30.867 million. The following table indicates seasonally adjusted unemployment figures for the periods indicated:

2022	Unemployment rate (in %)	Number of unemployed (In Thousands)
January	11.2	3,773
February	10.7	3,593
March	11.0	3,706
April	11.0	3,750
May	10.7	3,687
June	10.4	3,564
July	10.2	3,456
August	9.8	3,362
September	10.1	3,482

Source: TURKSTAT

On February 1 2022, the CBRT published the “Communique on Deposit and Participation Accounts Scheme for non-Resident Turkish Citizens (YUVAM)” numbered 2022/7 for the purpose of extending the application area of the new deposit protection scheme to Turkish citizens resident in foreign countries, and amended the same on February 18, 2022 with the Communique No. 2022/8, which extends the scope of accounts to companies owned or partnered by non-residents. On March 7, 2022, “Communique on Supporting the Conversion to Turkish Lira Depository and Participation Accounts” and “Communique on Supporting the Conversion of Gold Deposits to Turkish Lira Depository and Participation Accounts” were amended respectively with the Communiques No. 2022/9 and 2022/10 for the purpose of allowing individuals and legal entities to renew their accounts at the end of maturity. Also with the mentioned amendments dated March 7, 2022, legal entities will be able to benefit from a maturity option of 3 months. For additional information on the Communiques, see “ — Monetary Policy.”

On January 20, 2022, the Turkish Parliament approved the new legislation on Amending the Tax Procedure Law and Corporate Tax Law. The relevant “Law on Amending Tax Procedural Law and Corporation Tax Law” numbered 7352 was published in the Official Gazette dated January 29, 2022, amended on February 11, 2022 with the Communique No. 2022/19. The legislation brings a corporation tax exemption on the gains earned by converting the foreign exchanges to Turkish Lira under the determined provisions. If corporation taxpayers convert their foreign currencies, which are available on their balance sheet on December 31, 2021, into a TL time deposit or participation account with at least three months maturity until the specified date, the income derived from such transactions will be exempt from tax under the determined provisions of the legislation. The legislation also brings the postponement of the inflation accounting until December 2023 under the determined provisions.

On January 31, 2022, President Recep Tayyip Erdoğan announced a plan to establish a new loan guarantee package under the Credit Guarantee Fund scheme worth TL 60 billion. According to this announcement, this new credit package will have three main sub-packages: (i) card payment support to all companies of all sizes for their operating expenditures, (ii) investment support to the companies working for the production of higher value-added products, and (iii) export support to the SMEs that engage with the activities generating foreign exchange earnings and have the potential to make exports. On February 12, 2022, the Minister of Treasury and Finance, Nureddin Nebati, announced the details of the new guarantee scheme. According to this announcement, of the new guarantee scheme worth TL 60 billion in total, TL 25 billion will be strictly channelled towards investment supports, TL 25 billion towards export supports and TL 10 billion towards card payment supports.

On May 9, 2022, President Recep Tayyip Erdoğan announced three new housing finance support packages. In the first support package, citizens who will buy a house for the first time will be provided by a housing loan with a maturity of up to 10 years and an interest rate of 0.99% for newly-built houses worth up to 2 million Turkish Liras. In the second support package, on the condition that citizens convert their savings in foreign currency accounts opened before April 1, 2022 into Turkish liras, or sell physical gold to CBRT for at least half of the value of the house, a housing loan with a maturity of 10 years and an interest rate of 0.89% will be provided for houses worth up to 2 million Turkish Liras. In the last loan package, a resource of 20 billion Turkish lira was allocated for the construction projects of which at least 40% have been completed and 50% have not been sold as of May, provided that eligible companies will not change the house prices for a year.

On September 13, 2022, President Recep Tayyip Erdoğan announced a social housing project which aims to help low-income citizens own houses and tackle problems regarding property prices and rents. The target is to build 500,000 social housing, and 50,000 workplaces, also provide 250,000 residential land plots, in 81 provinces in five years covering 2023-2028.

On September 4, 2022, the Government announced the Medium Term Program covering the 2023-2025 period (the “2023-2025 Medium Term Program”). In the 2023-2025 Medium Term Program, the GDP growth target is 5% for 2022 and 2023, 5.5% for 2024 and 2025. According to the Medium Term Program, the Central Government budget deficit to GDP ratio target is 3.4% for 2022, 3.5% for 2023, 2.5% for 2024 and 1.5% for 2025. The EU-defined general government debt stock to GDP ratio, which is expected to be 36.7% in 2022, is projected to be 35.2% in 2023, 33.6% in 2024 and 32.1% in 2025. The current account deficit to GDP ratio target is 5.9 % for 2022, 2.5% for 2023, 1.4% for 2024 and 0.9% for 2025. The CPI inflation target is 65% by the end of 2022, 24.9% by the end of 2023, 13.8% by the end of 2024 and 9.9% by the end of 2025. The unemployment target is 10.8% for 2022, 10.4% for 2023, 9.9% for 2024, and 9.6% for 2025.

TOURISM

In October 2022, the number of foreign visitors visiting the Republic increased by 38.36% to 4,803,198 people as compared to the same month in 2021. Tourism revenues increased by 103% and reached U.S.$24,482,332,000 in 2021 compared to 2020. According to the TURKSTAT, in the first quarter of 2022 tourism income increased by 122.4% compared to the same period of the previous year and reached U.S.$5,454,488,000. In the second quarter of 2022 tourism income increased by 190.2% compared to the same period of the previous year and reached to U.S.$8,717,103,000. In the third quarter of 2022 tourism income increased by 27.1% compared to the same period of the previous year and reached U.S.$17,952,361,000.

EMPLOYMENT AND WAGES

In September 2022, seasonally adjusted total civilian employment was 30.867 million and the seasonally adjusted labor force participation rate was at 52.9%, which represented no change compared to the previous month.

As of October 2022, the total asset value of the Unemployment Insurance Fund amounted to approximately TL 118.31 billion. As of October 2022, 84.28% of the Unemployment Insurance Fund was invested in bonds and 15.72% of the assets were held in deposits.

As of September 2022, there were 385 pension funds offered to the public. As of September 2022, the total net asset value of these funds increased to approximately TL 347.8 billion from TL 191.1 billion in September 2021.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In September 2022, the trade balance posted a deficit of approximately U.S.$9.595 billion, with a 268.1% increase compared with September 2021. In September 2022, total goods imported (c.i.f.), including gold imports, increased by 38.1% to U.S.$32.208 billion, as compared to U.S.$23.322 billion during the same period in 2021. In September 2022, the import of capital goods, which are used in the production of physical capital, increased by 19.3% over the same period in 2021; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by 42.1% over the same period in 2021; and the import of consumption goods increased by 31.4% over the same period in 2021. In September 2022, total goods exported (f.o.b.), increased by 9.2% to approximately U.S.$22.612 billion, as compared to approximately U.S.$20.716 billion during the same period of 2021. According to provisional data, foreign direct investment inflows into Türkiye amounted to U.S.$393 million in September 2022. The following table summarizes the balance of payments of Türkiye for the period indicated:

September 2022
in millions of U.S. Dollars
CURRENT ACCOUNT	-2,966
Trade Balance	-8,097
Goods Exports	22,427
Goods Imports	30,524
Services	6,083
Primary Income	-947
Secondary Income	-5
CAPITAL ACCOUNT	-2
FINANCIAL ACCOUNT	1,301
Direct Investment (net)	-488
Portfolio Investment (net)	3,373
Assets	-890
Liabilities	-4,263
Other Investment (net)	-1,584
Assets	2,169
Liabilities	3,753
RESERVE ASSETS	-1,656
NET ERRORS AND OMISSIONS	2,613

Source: CBRT

In August 2022, the volume of crude oil imports increased by 3.04% compared to August 2021. In August 2022, natural gas imports decreased by -7.62% to 3,852.87 million cubic meters compared to 4,170.64 million cubic meters in August 2021. In August 2022, liquefied petroleum gas imports decreased by 14.72% to 275,733.775 tons compared to 323,319.235 tons in August 2021.

As of October 2022, total gross international reserves were U.S.$113,476 million (compared to U.S.$123,926 million as of October 2021). As of October 2022, gold reserves were U.S.$39,072 million (compared to U.S.$39,679 million as of October 2021) and the CBRT gross foreign exchange reserves were U.S.$67,143 million as of October 2022 (compared to U.S.$76,398 million as of October 2021).

As of October 2022, the CBRT reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the CBRT, to be approximately U.S.$56,467 million (compared to approximately U.S.$53,242 million as of October 2021). As of October 2022, the CBRT reported foreign currency loans, securities and deposits to be approximately U.S.$28,692 million (compared to approximately U.S.$25,569 million as of October 2021).

As of November 23, 2022, the CBRT held approximately TL 185.46 billion in public sector deposits.

MONETARY POLICY

The inflation target for 2022 is 5%, with a 2% uncertainty band in both directions.

On November 24, 2022, the CBRT foreign exchange buying rate for U.S. Dollars was TL 18.6045 per U.S. Dollar.

The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates

2021**
Turkish Lira per U.S. Dollar	13.33
Turkish Lira per euro	15.09
Turkish Lira per 100 Japanese Yen	11.55
Turkish Lira per Currency Basket*	14.21

*	The basket consists of U.S.$0.5 and €0.5.
**	As of 31 December 2021.

Source: CBRT

As of October 2022, the CBRT’s international reserve level is approximately U.S.$113.5 billion. The Republic deems it necessary to consider both official reserves and external foreign exchange deposits of the banking system and corporations when evaluating the adequacy of all reserve assets held against external liabilities, due to the typical inclination of households and corporations towards foreign exchange deposits in the banking sector. The CBRT aims to strengthen its international reserves and effectively manage its reserves. However, as a result of the implementation of certain monetary and exchange rate policies, short-term fluctuations can be observed in the level of foreign exchange reserves. Of these policies, banks’ use of the foreign exchange and gold swap facilities provided by the CBRT has been the main cause of temporary fluctuations in the level of foreign exchange reserves. Other factors affecting foreign exchange reserves include changes in foreign exchange and Turkish Lira required reserve ratios, changes in banks’ free foreign currency accounts, foreign exchange sales to energy importing state-owned enterprises, foreign debt and other current foreign exchange transactions carried out on behalf of the Ministry of Treasury and Finance, onshore and offshore foreign exchange denominated issuances by the Ministry of Treasury and Finance, export rediscount credit foreign exchange repayments.

On February 1, 2022, CBRT published the “Communique on Deposit and Participation Accounts Scheme for non-Resident Turkish Citizens (YUVAM)” numbered 2022/7 for the purpose of allowing Turkish citizens who are not resident in Türkiye to open FX Protected TL accounts in domestic banks. With an amendment on March 22, 2022, the CBRT determined those who could benefit from the YUVAM mechanism as non-resident persons and the companies the fund holders of which are non-resident persons and the legal residence of which is outside Türkiye. According to this Communique and the Implementation Instructions for the Communique prepared by the CBRT; if non-resident persons or their companies established abroad convert their U.S. Dollar/EUR/GBP deposit or participation accounts in domestic banks into Turkish Lira denominated YUVAM accounts, they can benefit from the foreign currency protection mechanism same as that in FX Protected TL Depository Communique. Eligible non-resident persons and their companies can participate in this deposit scheme with maturity options of 3 months, 6 months, 1 year and 2 year. In the event that the relevant foreign currency rate at the end of the given maturity is higher than the initial conversion rate, and such difference exceeds the accrued interest or profit share, CBRT will reimburse the depositing person via relevant deposit or participation bank. The accounts opened within the scope of YUVAM mechanism may be renewed at the end of their maturity. The renewed accounts continue to benefit from the support, with a chosen term, for an amount up to the foreign currency equivalent of TL balance at the end of the maturity as converted at the exchange rate at maturity.

On January 19, 2022, the CBRT announced the establishment of a Bilateral Currency Swap Agreement with the Central Bank of the United Arab Emirates between the UAE Dirham (AED) and the Turkish lira in the nominal size of mutually AED 18 billion and TL 64 billion. The CBRT also added that the agreement will stand for a period of three years, with the possibility of an extension through mutual agreement.

On January 20, 2022, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) at 14%.

On January 27, 2022, the CBRT released the first inflation report of the year, which stated its inflation forecasts as 23.2% and 8.2% for year-end 2022 and 2023, respectively. The CBRT stated in the report that the monetary policy stance will be decided with a focus on evaluating the sources of inflation, their permanence and how they can be controlled by monetary policy, with the ultimate goal of long-term price stability. The CBRT also stated that the deflation process is expected to start on the back of measures taken for sustainable prices and financial stability along with the decline in inflation resulting from the base effect.

On February 17, 2022 the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) at 14%.

On March 1, 2022, the CBRT made amendments to the “Implementation Instructions for Advance Loans Against Investment Commitment”. In this respect, it was stipulated that all contracts and pricing that the firms using advance loans against investment commitments would conduct with residents regarding the relevant investment should be in Turkish lira only. It was also stipulated that firms using the credits should make the domestic pricing and sale of the goods, produced via the relevant investment, in Turkish lira only. In addition, a facility was introduced allowing for the use of credits at a fixed interest rate only and with a maximum total interest rate reduction of 500 basis points over the policy rate depending on commitments. On April 20, 2022, the CBRT made further amendments in the Implementation Instructions for Advance Loans Against Investment Commitment. In this respect, tourism firms were also provided with the facility to use advance loans against investment commitment at an interest rate with reductions of up to 500 basis points in total over the policy rate, against a commitment to generate FX-earning services revenues, invest in tourism development regions, use domestic input, and receive external financing of at least 20%. The total credit limit was increased to TL 150 billion, TL 50 billion of which was allocated to advance loans against investment commitment to be used by firms operating in the tourism sector. A limit of TL 250 million was allocated to firms with an SME status, and TL 1.5 billion to other firms.

On March 17, 2022 and April 14, 2022, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) at 14%.

On April 15, 2022, with an amendment to the CBRT’s Export Circular, the obligation of exporters to sell their FX earnings to the CBRT was raised from 25% to 40%.

On April 18, 2022, with an amendment to the CBRT Regulation regarding “Invisible Balances”, it was stipulated that in case FX proceeds from FX earning services/ operations are sold to banks, at least 40% of this amount should be sold to the CBRT.

On April 23, 2022, in line with its main objective of price stability and in the scope of efforts towards supporting financial stability and encouraging liraisation, the CBRT announced that it had strengthened its macroprudential policy toolkit and had revised the reserve requirement regulation. In this context, banks’ and financing companies’ TL-denominated commercial cash loans will be subject to reserve requirements, excluding some loans. Accordingly, commercial loans, which have been extended in four-week periods since April 1, 2022, will be subject to a reserve requirement of 10% of the said loans during the maintenance periods of four-week. For banks with a loan growth rate above 20% by May 31, 2022 compared to December 31, 2021, the difference between their outstanding loan balances on March 31, 2022 and December 31, 2021 will be subject to reserve requirements of 20% of this difference, for a period of 6 months. Moreover, the CBRT decided to differentiate FX deposit/participation fund reserve requirement ratios according to the conversion rate of real person’s FX accounts to TRY accounts. In this respect, based on said conversion rate, the CBRT decided to implement an additional reserve requirement of (i) 500 basis points for banks with a conversion rate below 5%, and (ii) 300 basis points for banks with a conversion rate between 5% and 10%, to be effective from the calculation date of May 27, 2022 with the maintenance period starting on June 10, 2022. In addition, reserve requirement ratios of financing companies, which were 0%, were set at the same level as banks, and their liabilities to domestic banks were included in the scope of reserve requirements, to be effective from the calculation date of April 29, 2022 with the maintenance period starting on May 13, 2022.

On April 28, 2022, the CBRT released the second inflation report of the year, which stated its inflation forecasts as 42.8%, 12.9% and 8.3% for year-end 2022, 2023 and 2024, respectively. The CBRT stated in the report that one of the essential elements of its policy review process was the liraisation strategy, which is grounded in the construction of the financial system through Turkish lira instruments. The CBRT expects the liraisation to support monetary policy instruments in the medium and long term in the fight against inflation through three channels. According to the report, the first channel will be to encourage TL savings with FX Protected Deposits and similar instruments, ensuring that their returns are not lower than those of alternative instruments. The second channel is the gradual management of the transition to TL instruments for the CBRT liquidity and provisioning operations. In this framework, the prioritisation of Turkish lira collateral and instruments in accessing the TL, and in particular the reduction of the share of currency swap transactions in total funding have been targeted. Thirdly, to secure permanent gains in disinflation by improving production capacity, the report states that it is important to meet the funding needs of sectors that support the sustainable improvement of the current account balance and engage in foreign exchange earning activities at appropriate maturities in TL terms.

On May 26, 2022, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) at 14%.

On June 10, 2022, the CBRT published the “Communique on Amending the Communique on Reserve Requirements (numbered 2013/15)” numbered 2022/19 for the purpose of increasing the reserve requirement ratio for Turkish lira-denominated commercial cash loans from 10% to 20% with a view to supporting financial stability and published the “Communique on Maintenance of Turkish Lira-Denominated Securities for Foreign Currency Liabilities” numbered 2022/20 which requires banks to maintain additional Turkish lira long-term fixed-rate securities for foreign currency deposits/participation funds as of July 29, 2022 as a complementary step to the action increasing the weight of the Turkish lira fixed-rate securities in the collateral pool that would become effective on June 24, 2022 in the context of the announcement about the collateral and liquidity policy actions at the last Monetary Policy Committee meeting.

On June 13, 2022, the Implementation Instructions for Rediscount Credits for Export and Foreign Exchange Earning Services were revised. Accordingly; the maximum maturity was set at 360 days for Turkish lira rediscount credits and 720 days for the defense industry; interest rates for Turkish lira rediscount credits were set to be 300 basis points, 200 basis points, and 100 basis points below the policy rate for maturities of 0-90 days, 91-180 days, and 181-720 days, respectively; in addition to the existing condition for access to TRY rediscount credits (stipulating that 40% of export proceeds should be sold to the CBRT), firms should also make a commitment to sell at least 30% of their export proceeds to a bank and firms using TRY rediscount credits should pledge not to buy the sold amount of foreign currency again for a month from the date of the first sale of export proceeds.

On June 23, 2022, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) at 14%.

On July 4, 2022, the minimum Government Domestic Debt Securities (GDDS) collateral blockage for all swap transactions with the CBRT and the GDDS collateral requirement for Interbank Money Market Operations, that had been changed from 30% to 45% on June 6, 2022, were increased to 50%, effective on July 22, 2022 and the collateral discount rates, that had been changed from 15% to 30% on 6 June 2022, were increased to 50% for indexed securities as well as FX-denominated and gold-backed assets subject to collateral with an amendment to the Implementation Instructions for Turkish Lira Operations and the Implementation Instructions for FX Markets also effective on July 22, 2022.

On July 6, 2022, the CBRT published the “Communique on Amending the Communique on Supporting the Conversion to TRY Deposits (numbered 2021/14)” numbered 2022/22 which allows resident legal persons to convert their FX deposit accounts, which were held at banks at any date between December 31, 2021 and June 30, 2022, into TRY deposits.

On July 21, 2022, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) at 14%.

On July 28, 2022, the CBRT released the third inflation report of the year, which stated its inflation forecasts as 60.4%, 19.2% and 8.8% for year-end 2022, 2023 and 2024, respectively.

On August 18, 2022, the Monetary Policy Committee decided to decrease the policy rate (one-week repo auction rate) from 14% to 13%. In the summary of the Monetary Policy Committee Meeting published on August 25, 2022, it was stated that annual consumer inflation decreased in energy whereas it went up in other groups, with core goods and services having a significant impact on the rise in inflation. The Committee expects the disinflation process to start on the back of measures taken and decisively implemented for strengthening sustainable price and financial stability along with the resolution of the ongoing regional conflict. It is important that financial conditions remain supportive to preserve the growth momentum in industrial production and the positive trend in employment in a period of increasing uncertainties regarding global growth as well as escalating geopolitical risk. Accordingly, the Committee decided to reduce the policy rate by 100 basis points, and has assessed that the updated level of policy rate is adequate under the current outlook.

On August 20, 2022, the CBRT announced the following decisions for loans subject to the reserve requirement practice it had stated in its press release of April 23, 2022: (i) the reserve requirement maintenance being applied at a ratio of 20% was replaced by maintenance of securities at 30% for banks to enhance the efficiency of the practice, (ii) securities equaling the loan amount exceeding the loan growth rate of 10% as of December 30, 2022 compared to July 29, 2022 will be maintained for a period of one year, (iii) in case the types of loans that are excluded are not extended against expenditure, such loans will be subject to the securities maintenance practice. Additionally the CBRT decided that for commercial loans to be extended from August 20, 2022 until the end of 2022, securities will be maintained based on 20% of the loan amount to be extended at an annual compound interest rate 1.4 times higher than the CBRT-released annual compound reference rate, and 90% of the loan amount to be extended at an annual compound interest rate 1.8 times higher than the CBRT-released annual compound reference rate.

On September 22, 2022, the Monetary Policy Committee decided to decrease the policy rate (one-week repo auction rate) from 13% to 12%.

According to the amendment made in the Communiqué on Supporting the Conversion to Turkish Lira on September 30, 2022, the date for domestic resident legal entities to convert their foreign currency deposit account and participation account balances denominated in US dollars, euros and British pounds, which they have in banks to Turkish lira, was extended to until September 30, 2022. On October 18, 2022, the CBRT announced that the securities maintenance ratio was revised as 5% in the Securities Maintenance practice as of October 28, 2022 and starting December 30, 2022, securities will be maintained based on the targets of the Turkish lira deposits share, instead of the conversion rate.

On October 20, 2022, the Monetary Policy Committee decided to decrease the policy rate (one-week repo auction rate) from 12% to 10.5%. In the summary of the Monetary Policy Committee Meeting published on October 27, 2022, it was stated that it was critically important that financial conditions remain supportive to preserve the growth momentum in industrial production and the positive trend in employment in a period of increasing uncertainty regarding global growth as well as further escalation of geopolitical risks. Accordingly, the Monetary Policy Committee decided to reduce the policy rate by 150 basis points. According to the summary of the meeting, the Committee evaluated taking a similar step in the following meeting that will take place on November 24, 2022, and ending the rate cut cycle.

On October 27, 2022, the CBRT released the fourth inflation report of the year, which stated its inflation forecasts as 65.2%, 22.3% and 8.8% for year-end 2022, 2023 and 2024, respectively. In the report, the CBRT said that it had decided to reduce the policy rate by a total of 350 basis points in August, September and October s considering that financial conditions should be supportive to preserve the growth momentum in industrial production and the positive trend in employment in a period of increasing global uncertainties.

On November 24, 2022, the Monetary Policy Committee decided to decrease the policy rate (one-week repo auction rate) from 10.5% to 9%. In the press release on interest rates published on November 24, 2022, it was stated that it is critically important that financial conditions remain supportive for the sustainability of structural gains in supply and investment capacity by preserving the growth momentum in industrial production and the positive trend in employment in a period of increasing uncertainties regarding global growth as well as further escalation of geopolitical risks. Accordingly, the Committee decided to reduce the policy rate by 150 basis points. Considering the increasing risks regarding global demand, the Committee evaluated that the current policy rate is adequate and decided to end the rate cut cycle that started in August.

On December 22, 2022, the Monetary Policy Committee will hold its next monetary policy meeting. The decision of the Monetary Policy Committee and a brief rationale will be announced on the CBRT website immediately after the meeting.

BANKING SYSTEM

The banking system in the Republic had a capital adequacy ratio of 18.83% and a relatively low non-performing loan ratio of 2.28% as of September 2022.

As of September 2022, the loan to deposit ratio and return on average assets of the banking sector were 87.36% and 2.57%, respectively.

As of November 25, 2022, the reserve requirement ratios (RRRs) for Turkish Lira deposits/participation accounts were between 3.0% and 8.0% depending on maturity. Furthermore, as of that date, RRRs were 8.0% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 1 and 3 months). On November 27, 2020, the CBRT announced that the same reserve requirement ratios and remuneration rates will be applied to all banks. On April 15, 2022, the remuneration rate applicable to Turkish lira reserve requirements was set at 0%, and the implementation regarding the payment of additional remuneration for Turkish lira reserve requirements depending on the conversion of resident real persons’ accounts was terminated. On June 30, 2022, the commission rate applied to reserve requirements that banks maintain at required reserve and FX notice deposit accounts for their FX deposit/participation fund liabilities was increased from 1.5% to 5%.

According to the decision taken by the BRSA on January 13, 2022, Deutsche Bank A.Ş. was authorized to provide support/advisory services to the banks and other financial institutions belonging to Deutsche Bank AG group in the following areas: convening the parties, documentation preparation, monitoring, reporting and transmission of all kinds of information and documents related to foreign financing opportunities and transactions, and providing advice and operational support such as giving reference prices for the transaction, providing communication support on administrative and operational issues, local legislation, compliance, tax and legal issues, and know-your-customer processes.

According to the decision taken by the BRSA on January 21, 2022, T. Garanti Bankası A.Ş. was authorized to provide support/advisory services to its subsidiary in Netherlands Garanti Bank International BV for system entries and operations relating to the same, information to be provided to customers and communications with intermediary banks in relation to letter of credit and foreign trade operations.

With its decision dated April 21, 2022, the BRSA allowed Hayat Katılım Bankası A.Ş. to be established as a digital participation bank. Hayat Katılım Bankası A.Ş. is the first bank who got the establishment license within the frame of the Regulation on the Operation Principles of Digital Banks and Service Model Banking prepared by the BRSA and entered into force on January 1, 2022.

With its decision dated April 28, 2022, the BRSA allowed Hedef Yatırım Bankası A.Ş. to be established as an investment bank with TL 500,000,000 share capital.

On May 24, 2022, the BRSA amended the Regulation on Procedures and Principles for Classification of Loans and Provisions to be Set Aside. With the amendment, the threshold amount for classification of receivables as non-performing loan in discretion of banks was increased from TL 100 to TL 2,500. The threshold amount will be applied as TL 500 for consumer loans. The amounts in question will be increased in January every year by the rate of increase in the annual producer price index announced by the TURKSTAT.

According to the decision taken by BRSA dated June 24, 2022, if: (i) a company (other than a bank or a financial institution) is subject to independent audit; and (ii) it holds FX cash assets (including gold and effective FX currency) in an amount exceeding: (A) the cash equivalent of TL 15 million; and (B) 10% of the greater amount of the total assets of the company or the company’s net sales revenue for the last year; such company will be subject to TL credit restrictions. Companies’ foreign subsidiaries and affiliates will not be included in calculation of threshold amount. These restrictions will also apply to credits extended by factoring and leasing companies. Companies that are not allowed to borrow foreign currency credit due to the legislation and that have a foreign currency net position deficit within three consecutive months following the date of the credit application will be exempted. However, aforementioned companies’ deficit position must be determined and their financial statements must be prepared by authorized independent audit firms or by certified public accountants.

With its decision dated July 7, 2022, the BRSA allowed Kasa Katılım Bankası A.Ş. to be established as a digital participation bank with TL 1,500,000,000 share capital.

With its decision dated August 4, 2022, the BRSA allowed T.O.M. Katılım Bankası A.Ş. to be established as a digital participation bank with TL 1,500,000,000 share capital.

According to the decision taken by BRSA dated October 21, 2022, the amount in article (A) of the immediately preceding paragraph would be applied as TL 10 million instead of TL 15 million, and the ratio in article (B) of the immediately preceding paragraph would be applied as 5% instead of 10% as of November 1, 2022.

With its decision dated September 28, 2022, the BRSA allowed FUPS Bank A.Ş. to be established as a digital deposit bank.

With its decision dated October 12, 2022, the BRSA allowed Q Yatırım Bankası A.Ş. to be established as an investment bank.

PUBLIC FINANCE AND BUDGET

From January to October 2022, the Central Government consolidated budget expenditures were approximately TL 2.33 trillion (compared to TL 1.18 trillion during the same period of 2021), the Central Government consolidated budget revenues were approximately TL 2.20 trillion (compared to TL 1.10 trillion during the same period of 2021), the Central Government consolidated budget deficit was TL 128.75 billion (compared to a deficit of approximately TL 78.50 billion during the same period of 2021), and the Central Government consolidated budget primary surplus was TL 139.50 billion (compared to a surplus of TL 78.07 billion during the same period of 2021). In October 2022, the Central Government consolidated budget expenditures were TL 307.4 billion (compared to TL 131.4 billion during the same month of 2021), the Central Government consolidated budget revenues were approximately TL 224.2 billion (compared to TL 114.0 billion during the same month of 2021), the Central Government consolidated budget deficit was approximately TL 83.3 billion (compared to a deficit of TL 17.4 billion during the same month of 2021), and the Central Government consolidated budget primary deficit was TL 22.1 billion (compared to a deficit of TL 3.1 billion during the same month of 2021). A Central Government budget deficit to GDP ratio of 3.4% for 2022 and 3.5% for 2023, and 2.5% for 2024 are expected through the 2023-2025 Medium Term Program that was announced on September 4, 2022. At the end of the program period, the ratio of budget deficit to GDP is targeted to be 1.5%.

The following table sets forth the details of the Central Government budget for the periods indicated:

Central Government Budget (million TL)	2021	January- October 2022 (cumulative)	October 2022
Budget Expenditures	1,603,545	2,328,176	307,416
1-Excluding Interest	1,422,680	2,059,921	246,272
Compensation of Employees	346,278	504,187	63,068
Social Security Contributions	57,369	78,551	9,265
Purchase of Goods and Services	133,454	177,822	28,763
Current Transfers	626,828	931,540	102,859
Capital Expenditures	131,281	153,178	25,559
Capital Transfers	25,492	26,553	3,981
Lending	101,978	188,088	12,777
2-Interest	180,852	268,255	61,144
Budget Revenues	1,402,038	2,199,422	224,162
1-General Budget Revenues	1,364,107	2,152,037	219,711
Taxes	1,164,988	1,829,771	181,806
Property Income	55,543	96,361	18,931
Grants and Aids and Special Revenues	11,293	26,675	2,538
Interest, Shares and Fines	122,106	187,664	15,354
Capital Revenues	8,814	9,828	697
Collections from Loans	1,361	1,738	385
2-Special Budget Institutions	28,958	36,439	3,399
3-Regularity & Supervisory Institutions	8,972	10,946	1,052
Budget Balance	-201,507	-128,754	-83,254
Balance Excluding Interest	-20,655	139,501	-22,110

Source: Ministry of Treasury and Finance

According to Presidential Decree No. 4970, dated December 24, 2021, and Presidential Decree No. 5193, dated February 13, 2022, no withholding tax will be applied to the foreign currency protected TL depository accounts and participation accounts. In addition, no withholding tax will be applied to the TL depository accounts and participation accounts opened for foreign exchange funds transferred from abroad by non-resident citizens in the scope of YUVAM mechanism.

According to Presidential Decree No. 5046, dated December 30, 2021, and Presidential Decree No. 5193, dated February 13, 2022, no withholding tax will be applied to TL depository accounts converted from gold deposit accounts, and TL participation accounts converted from gold denominated participation accounts.

On February 12, 2022, the Government announced that the value added tax on basic food products will be decreased from 8% to 1%. The relevant Presidential Decree numbered 5189 was published in the Official Gazette dated February 13, 2022.

According to Presidential Decree No. 5360, dated March 31, 2022, the temporary period of reduced withholding tax levels on Turkish Lira-denominated bank deposits and participation funds opened or renewed since April 4, 2022, which is 0% for maturities more than one year, 3% for maturities up to one year and 5% for maturities up to six months, was extended until June 30, 2022. With the same Presidential Decree, the temporary period of reduced withholding tax levels on income and earnings from bonds and bills issued by banks, lease certificates issued by asset leasing companies for which the fund user is a bank, and investment funds was also extended to until June 30, 2022.

On April 15, 2022, Law No. 7394 on Certain Amendments to the Law on Utilization of Immovable Properties Belonging to the Treasury and Certain Amendments to Value Added Tax Law and to Certain Laws and Statutory Decrees was published in the Official Gazette. Under this law, the corporate income tax rate was increased to 25% for banks, companies within the scope of Law No. 6361 on Financial Leasing, Factoring, Financing, and Saving Financing Companies, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies, and pension companies for the tax period starting from January 1, 2022. This law also introduced a VAT exemption for the goods and service deliveries for construction works within the scope of the investment incentive certificates related to the manufacturing industry and tourism until December 31, 2025. In addition, the required one-year holding period for VAT exemption related to resident or workplace purchases by non-residents was changed to three years.

With the “Law on Amending Tax Procedural Law and Corporation Tax Law” numbered 7352 and published in the Official Gazette dated January 29, 2022, and the “Law on Amending Banking Law, Some Other Laws and Statutory Decree numbered 655” numbered 7407 and published in the Official Gazette dated May 28, 2022, certain tax regulations regarding corporate taxation were made for the legal entities benefiting from the FX Protected TL Depository Communique and Communique on Supporting the Conversion of Gold Deposits to Turkish Lira Depository and Participation Accounts.

On July 7, 2022, Law No. 7414 on the Amendment of the Central Government Budget Law and its subsidiaries was published in the Official Gazette. With the publishing of this law in the official Gazette, the budget revenue for 2022 increased by approximately TL 1.1 trillion, while the budget spending for 2022 increased approximately by TL 880.5 billion.

PRIVATIZATION

The privatization implementations of Türkiye amounted to approximately U.S.$413.10 million in 2021 and approximately U.S.$452.2 million as of November 25, 2022.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to approximately U.S.$71.25 billion as of November 25, 2022.

DEBT

On October 31, 2022, the Ministry of Treasury and Finance published the 2023 financing program. According to the financing program, the total amount of debt service in 2023 is projected to be TL 1,082.8 billion, comprising of payments of TL 563.6 billion in principal and TL 519.2 billion in interest. Total domestic debt service is expected to be TL 805.8 billion while total external debt service is expected to be TL 276.9 billion. On the external financing front, the Ministry of Treasury and Finance plans to raise U.S.$10.0 billion in equivalent external funding in 2023 through bond issuances in international capital markets.

The Central Government’s total domestic debt stock was approximately TL 1,800 billion as of the end of October 2022, compared to approximately TL 1,205 billion as of the end of October 2021.

In October 2022, the average maturity of the Republic’s domestic cash borrowing was 68.6 months, as compared to 52.6 months in October 2021. The average annual interest rate on domestic cash borrowing (including discounted treasury bills/government bonds) on a compounded basis was 17.81% in October 2022, compared to 14.35% in October 2021.

The total gross outstanding external debt of the Republic was approximately U.S.$444,392 million (at then-current exchange rates) at the end of the second quarter of 2022.

The following table summarizes the gross external debt profile of the Republic (at period end):

Gross External Debt Profile	2022 Q1	2022 Q2

	(in millions of U.S. Dollars)
GROSS EXTERNAL DEBT	450,506	444,392
SHORT-TERM	131,292	134,546
Public Sector	24,848	24,846
Central Bank	29,812	29,428
Private Sector	76,632	80,272
LONG-TERM	319,214	309,846
Public Sector	158,013	154,323
Central Bank	0	0
Private Sector	161,201	155,523

Source: Ministry of Treasury and Finance

The Republic’s EU-defined general government gross debt to GDP ratio was 39.3% in the second quarter of 2022. The Republic also maintains a large cash balance to cover its financing needs. As of November 23, 2022, the Republic’s cash account with the CBRT stood at approximately TL 361 billion. As of year-end 2021, it was TL 237.1 billion.

Since 2003, the Republic’s strategic benchmarking policy, together with high growth rates and prudent fiscal policies, has helped to mitigate the risk exposure of its debt portfolio. For 2022, the Republic’s primary pillars of borrowing strategies are:

•	to borrow mainly in TL and to decrease the share of domestic debt stock denominated in foreign currencies;

•	to borrow in foreign currencies besides the U.S. dollar in international markets for market diversification;

•

to keep the share of debt maturing within 12 months and the share of debt stock with interest rate refixing period of less than 12 months at a certain level, by taking into account appropriate instrument and maturity composition to optimize interest payments; and

•	to keep a strong level of cash reserves in order to reduce the liquidity risk associated with cash and debt management.

The Republic prepares its domestic and external borrowing programs by factoring in these strategies. By implementing a strategic benchmarking policy, the sensitivity of Ministry of Treasury and Finance’s debt portfolio to risks associated with foreign exchange, interest rate and liquidity have been significantly reduced. The Republic has also strengthened its debt sustainability.

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Türkiye for the periods indicated:

	2017	2018	2019	2020	2021	2022
Nominal GDP (in billions of TL)	3,134	3,759	4,312	5,048	7,249	10,192	**
Real GDP Growth (%)	7.5	3.0	0.8	1.9	11.4	3.9	**
Non-Seasonally Adjusted Unemployment (%)	10.9	11.0	13.7	13.1	12.0	9.9	***
Consumer Price Index (%)	11.92	20.30	11.84	14.60	36.08	85.51	****
Domestic Producer Price Index (%)	15.47	33.64	7.36	25.15	79.89	157.69	****
Current Account Balance (in millions of U.S.$)	-39,955	-20,114	10,798	-31,878	-7,255	-37,977	***
Central Government External Debt Stock (in millions of U.S.$)	90,241	91,245	96,443	102,317	109,732	107,796	****
Public Sector Borrowing Requirement/GDP (%)	1.8	2.4	3.3	3.9	2.5	6.4	*

*	2023-2025 Medium Term Program realization estimate.
**	As of the end of Q3 2022.
***	As of September 2022.
****	As of October 2022.

Sources: TURKSTAT, CBRT, Ministry of Treasury and Finance

From October 31, 2022 to November 24, 2022, the Istanbul Stock Exchange National 100 Index increased by approximately 22.10%.